Exhibit 4.9.9

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is made as of this 21st day of December, 2005, by and among THE HERTZ CORPORATION, a Delaware corporation (“Hertz”), as Lessee and Servicer, HERTZ FUNDING CORP., a Delaware corporation (“HFC”), and HERTZ VEHICLE FINANCING LLC, a Delaware limited liability company (“HVF”). Except as otherwise specified, capitalized terms used but not defined herein have the respective meanings set forth in Schedule I to the Amended and Restated Base Indenture (the “Indenture”), dated as of December 21, 2005, between HVF and BNY Midwest Trust Company, as trustee (the “Trustee”).

WHEREAS, HFC is engaged in the business of acquiring, holding and maintaining passenger vehicles and light-duty trucks (“Vehicles”) for use by the employees of Hertz and Hertz Equipment Rental Corporation;

WHEREAS HFC wishes to sell certain Vehicles owned by it and titled in its name and identified on Annex A hereto (the “Service Vehicles” and each, a “Service Vehicle”) to HVF and HVF desires to lease the Service Vehicles to Hertz pursuant to an amended and restated lease agreement (the “HVF Lease”);

WHEREAS, for reasons of administrative convenience, the Service Vehicles will initially be titled in the name of HFC, as nominee titleholder for HVF, pursuant to the HFC Nominee Agreement;

NOW, THEREFORE, the parties agree as follows:

ARTICLE I

PURCHASE, SALE AND LEASING ARRANGEMENTS

SECTION 1.01. Purchase and Sale of Service Vehicles. On the terms and subject to the conditions and other provisions set forth in this Agreement, HFC hereby sells, assigns, transfers, conveys and delivers to HVF all of its right, title and interest in and to each Service Vehicle, including any and all rights that HFC has against the Manufacturer of each such Service Vehicle (the “Sold Property”), and HVF hereby purchases and receives the Sold Property, all in exchange for the Purchase Price as provided in Section 1.02.

SECTION 1.02. Purchase Price. The aggregate purchase price (the “Purchase Price”) for the Sold Property is equal to the aggregate of the net book values for each Service Vehicle as of the date hereof, as recorded on the books and records of HFC (with appropriate adjustments for depreciation) and as set forth opposite such Service Vehicle on Annex A hereto (with respect to each Service Vehicle, the “SV Transfer Price” for such Service Vehicle). The entire amount of the Purchase Price shall be delivered by

HVF to an account designated by HFC by wire transfer of immediately available funds on the date hereof. Each of HFC and HVF hereby acknowledges that the Purchase Price is delivered as consideration for the Sold Property, and each of HFC and HVF hereby acknowledges the sufficiency of such consideration.

SECTION 1.03. Title. Title to the Service Vehicles shall pass to HVF on the date of this Agreement.

SECTION 1.04. Lease. HVF agrees that, subject to the satisfaction of the conditions set forth in Section 2.8 of the HVF Lease, it will lease the Service Vehicles to the Lessee. The Servicer may arrange to have the Service Vehicles delivered to a location selected by the Lessee at the Lessee’s expense. The Lessee agrees that acceptance of the Sold Property in accordance with this Agreement will constitute confirmation by the Lessee that it has accepted the Service Vehicles, and that the conditions precedent to the lease of the Service Vehicles under the HVF Lease have been satisfied.

SECTION 1.05. Assignment. HFC hereby assigns to HVF, with respect to the Service Vehicles, all rights that HFC has against the Manufacturer of the Service Vehicles. This Section 1.05 shall apply to any Service Vehicle whether or not it has been delivered to the Lessee at the time of its sale to HVF.

SECTION 1.06. Hertz as Servicer. HVF hereby appoints Hertz as Servicer to be responsible for all administrative details relating to the Service Vehicles, including the provision of information under this Agreement. HVF will cooperate, at the Servicer’s expense, with the Servicer’s performance in accordance with the terms of this Section 1.06.

ARTICLE II

CONDITIONS OF THE PURCHASE AND SALE

SECTION 2.01. Conditions Precedent to the Obligations of HVF, HFC and Hertz. The obligations of HVF and HFC hereunder are subject to the satisfaction of each of the following conditions:

(a)  This Agreement has been duly authorized by each of HVF, HFC and Hertz, and all necessary corporate or limited liability company action has been taken and all necessary governmental approvals, if any, have been obtained with respect to this Agreement by each of HVF, HFC and Hertz;

(b)  the HVF Lease has been duly authorized by each of the parties thereto, and all necessary corporate or limited liability company action has been taken and all necessary governmental approvals, if any, have been obtained with respect to the HVF Lease by each of the parties thereto; and

(c)  the HFC Nominee Agreement has been duly authorized by each of the parties thereto, and all necessary corporate or limited liability action has been taken and all necessary governmental approvals, if any, with respect to the HFC Nominee Agreement have been obtained by each of the parties thereto.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01. Representations of HVF. As of the date hereof, HVF represents and warrants as follows:

(a)  It (i) is a limited liability company duly formed, validly existing and in good standing under the laws of Delaware, (ii) is duly qualified to do business as a foreign limited liability company and is in good standing under the laws of each jurisdiction where the character of its property, the nature of its business or the performance of its obligations under the Related Documents make such qualification necessary, except to the extent that the failure to so qualify is not reasonably likely to result in a Material Adverse Effect, and (iii) has all power and authority and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and as presently proposed to be conducted and for the purposes of the transactions contemplated by this Agreement and the other Related Documents.

(b)  It has all requisite power and authority to execute, deliver and perform this Agreement and to carry out the provisions hereof. Its execution, delivery and performance of this Agreement have been duly authorized by all necessary action on its part and requires no action by or in respect of, or filing with, any Governmental Authority which has not been obtained.

(c)  This Agreement has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the Agreement’s terms, except as the same may be limited by (i) applicable bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditors rights and (ii) general principles of equity.

(d)  There is no action, suit, investigation or proceeding pending or, to its knowledge, threatened against it before any court or arbitrator or Governmental Authority that would materially adversely effect its financial condition, business, assets or operations or which in any manner draws into question the validity or enforceability of this Agreement or any other Related Document or its ability to perform its obligations under the Related Documents.

(e)  The execution, delivery and performance by it of this Agreement does not contravene, or constitute a default under, any Requirement of Law with respect to it or any Contractual Obligation with respect to it or result in the creation or imposition of any Lien on any property of it (except for Permitted Liens).

(f)  The purchase and sale of Sold Property pursuant to this Agreement is intended to constitute a valid sale by HFC of the Service Vehicles to HVF, and a valid purchase by HVF thereof, and immediately upon purchase and sale hereunder HVF shall have good title thereto, enforceable against creditors of, and purchasers from, HFC.

(g)  The purchase and sale of the Sold Property is made in good faith and without intent to hinder, delay or defraud creditors of HFC or HVF.

(h)  It has not established and does not maintain or contribute to any Pension Plan that is covered by Title IV of ERISA.

(i)  It has filed all federal, state and local tax returns and all other tax returns which, to its knowledge, are required to be filed (whether informational returns or not), and has paid all taxes due, if any, pursuant to said returns or pursuant to any assessment received by it, except such taxes, if any, as are being contested in good faith and for which adequate reserves have been set aside on its books. It has paid all fees and expenses required to be paid by it in connection with the conduct of its business, the maintenance of its existence and its qualification as a foreign limited liability company authorized to do business in each state in which it is required to so qualify, except to the extent that the failure to pay such fees and expenses is not reasonably likely to result in a Material Adverse Effect.

(j)  It is not, and is not controlled by an “investment company” within the meaning of, and is not required to register as an “investment company” under, the Investment Company Act.

(k)  Both before and after giving effect to the purchase and sale of the Sold Property, it is solvent within the meaning of the Bankruptcy Code and is not the subject of any voluntary or involuntary case or proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy or insolvency law and no Event of Bankruptcy has occurred with respect to it.

(l)  All of its issued and outstanding limited liability company interests are owned by Hertz, all of which limited liability company interests have been validly issued, are fully paid and non-assessable and are owned of record by Hertz. It has no subsidiaries and owns no capital stock of, or other equity interest in, any other Person, other than Hertz Vehicles LLC.

(m)  Other than the HVF Credit Facility, the Related Documents or any agreement entered into in connection with the issuance of any Series of Notes pursuant to the Base Indenture, it is not a party to any contract or agreement of any kind or nature and it is not subject to any obligations or liabilities of any kind or nature in favor of any third party, including, without limitation, Contingent Obligations. It has not engaged in any activities since its formation (other than those incidental to its formation, the execution of the Related Documents to which it is a party and the performance of the activities referred to in or contemplated by such agreements).

(n)  It is not (i) in violation of the HVF LLC Agreement, (ii) in violation of any Requirement of Law or (iii) in violation of any Contractual Obligation.

SECTION 3.02. Representations of HFC. As of the date hereof, HFC represents and warrants as follows:

(a)  It has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power under the laws of such state to execute and deliver this Agreement and the other Related Documents to which it is a party and to perform its obligations hereunder and thereunder, and is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction where the character of its properties or the nature of its business makes such qualification necessary and where the failure to do so would have a Material Adverse Effect.

(b)  This Agreement has been duly authorized, executed and delivered on its behalf and, assuming due authorization, execution and delivery by the other parties thereto, this Agreement is a valid and legally binding agreement of HFC.

(c)  There are is no consent, approval, authorization, order, registration or qualification of or with any Governmental Authority having jurisdiction over it which is required for the execution, delivery and performance of this Agreement (except to the extent that the failure to obtain such consent, approval, authorization, order, registration or qualification is not reasonably likely to result in a Material Adverse Effect).

(d)  There are no actions, suits, investigations or proceedings pending or, to its knowledge after reasonable inquiry, threatened against it before any Governmental Authority which question the validity or enforceability of this Agreement or any action taken or to be taken pursuant hereto, or which, if adversely determined, are reasonably likely to materially impair its ability to perform its obligations under this Agreement.

(e)  Neither it nor any of its properties or assets are subject to any contract or agreement, any provision of its certificate of incorporation or by-laws or other restriction, any law, rule, ruling, regulation or judgment of any country, state, territory or political subdivision thereof or Governmental Authority which would have a material adverse effect on its ability to perform its obligations under this Agreement.

(f)  Its execution, delivery and performance of this Agreement will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of its property or assets pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, guarantee, lease financing agreement or other similar agreement or instrument under which it is a debtor or guarantor (except to the extent that such conflict, breach, creation or imposition is not reasonably likely to result in a Material Adverse Effect) nor will such action result in a violation of any provision of applicable law or regulation (except to the extent that such violation is not reasonably likely to result in a Material Adverse Effect) or of the provisions of its certificate of incorporation or by-laws.

(g)  The purchase and sale of the Sold Property made pursuant to this Agreement is intended to constitute a valid sale by HFC of the Service Vehicles to HVF, and a valid purchase by HVF thereof, and immediately upon purchase and sale hereunder HVF shall have good title thereto, enforceable against creditors of, and purchasers from, HFC. HFC shall have no remaining property interest in the Service Vehicles sold to HVF.

(h)  The purchase and sale of the Sold Property is made in good faith and without intent to hinder, delay or defraud creditors of HFC or HVF.

(i)  Immediately prior to the purchase and sale of the Sold Property contemplated hereby, it has good and valid title to each Service Vehicle, free and clear of all Liens and rights of others, except Permitted Liens.

ARTICLE IV

COVENANTS

SECTION 4.01. Covenants of the Parties.

(a)  Compliance with Laws, etc.. Each of HVF, HFC and Hertz will comply in all material respects with all Requirements of Law and all applicable laws, rules, regulations and requirements of Governmental Authorities except where the necessity of compliance therewith is contested in good faith by appropriate proceedings and where such noncompliance would not materially and adversely affect its business, financial condition, operations or properties or its ability to perform its obligations under the Related Documents to which it is a party.

(b)  Notice of Proceedings. Promptly upon becoming aware thereof, each of HVF, HFC and Hertz agrees to give the other parties to this Agreement, the Trustee and the Collateral Agent written notice of the commencement or existence of any proceeding by or before any Governmental Authority against or affecting it which is reasonably likely to have a material adverse effect on its financial condition, business, assets or operations or its ability to perform its obligations under the Related Documents to which it is a party.

(c)  Further Assurances. Each of HVF, HFC and Hertz agrees from time to time, at its expense, promptly to execute and deliver all further instruments and documents, and to take all further reasonable actions (other than re-titling Service Vehicles to reflect a titleholder other than the HFC Nominee) that may be reasonably necessary or desirable to perfect, protect, or more fully evidence the purchase and sale of the Sold Property under this Agreement, or to enable a party to this Agreement or its assignee to exercise and enforce its respective rights and remedies under this Agreement.

(d)  Separate Conduct of Business.

(i)  Each of Hertz and HFC agree that HFC will:  (i) at all times maintain at least one Independent Director; (ii) to the extent that it will require an office to conduct its business, conduct its business from an office separate from that of Hertz or any of Hertz’s other Affiliates; (iii) maintain separate corporate records and books of account from those of Hertz or any of Hertz’s other Affiliates; (iv) ensure that all substantive communications, including without limitation, letters, invoices, purchase orders, contracts, statements and applications, will be made solely in its own name; (v) not hold itself out as having agreed to pay, or as being liable for, the obligations of Hertz or any of HFC’s other Affiliates; (vi) continuously maintain as official records the resolutions, agreements and other instruments underlying the transactions contemplated by this Agreement; (vii) not engage in any transaction with HFC or any of HFC’s other Affiliates except as contemplated by this Agreement or the other Related Documents or as permitted by this Agreement or the other Related Documents; and (viii) prepare its annual financial statements in a manner that is wholly consistent with the conclusion that the assets of HFC or any of HFC’s other Affiliates are not available to pay its creditors.

(ii)  Hertz agrees that it will (i) conduct its business from an office separate from that of HFC, should HVF require an office to conduct its business; (ii) maintain separate corporate records and books of account from those of HFC; (iii) ensure that all substantive communications, including without limitation, letters, invoices, purchase orders, contracts, statements and applications, will be made solely in its own name, except as contemplated in this Agreement or the Related Documents or as permitted by this Agreement or the other Related Documents; (iv) not hold itself out as having agreed to pay, or as being liable for, the obligations of HFC; (v) continuously maintain as official records the resolutions, agreements and other instruments underlying the transactions contemplated by this Agreement; (vi) not engage in any transaction with HFC except as contemplated by this Agreement or the other Related Documents or as permitted by this Agreement or the other Related Documents; and (vii) prepare its annual financial statements in accordance with GAAP.

(e)  Service Vehicle Schedules. Hertz, as Servicer, shall deliver Service Vehicle Schedules to HVF, the HFC Nominee, the Collateral Agent and the Trustee, and the information contained in such Service Vehicle Schedules shall be correct in all material respects at the time of their delivery.

(f)  Titling of Vehicles. Hertz, as Servicer, shall, subject to the terms of the HFC Nominee Agreement, title each Service Vehicle in the name of the HFC Nominee, unless and until it is directed to do otherwise in accordance with the HFC Nominee Agreement.

(g)  Maintenance of Separate Existence. Each of HFC and HVF acknowledges its receipt of a copy of that certain opinion letter issued by Cravath, Swaine & Moore LLP dated December 21, 2005 addressing the issue of substantive consolidation as it may relate to each of Hertz, HFC and HVF. HFC and HVF hereby agree to maintain in place all policies and procedures in all material respects, and take and continue to take all action, described in the factual assumptions set forth in such opinion letter and relating to such Person, except as may be confirmed as not required in a subsequent or supplemental opinion of Cravath, Swaine & Moore LLP addressing the issue of substantive consolidation as it may relate to each of Hertz, HVF and HFC.

ARTICLE V

MISCELLANEOUS

SECTION 5.01. Hertz Acting as Servicer. The parties to this Agreement acknowledge and agree that Hertz has agreed to act on behalf of HVF as Servicer pursuant to the HVF Lease, and, as Servicer, has agreed to perform certain duties of HVF under this Agreement and the other Related Documents.

SECTION 5.02. Indemnification. The parties agree that the arrangements set forth in this Agreement are covered by the Indemnification Agreement. In addition, HFC hereby indemnifies and holds harmless HVF, the Trustee and the Collateral Agent for any or all damages, claims, demands, losses, liabilities and related costs or expenses (“Losses”) arising out of or resulting from (including reasonable costs of investigation and attorney’s fees and expenses) (i) any actions or failures to act in connection with this Agreement or (ii) the failure of any representation or warranty or statement made by HFC (or any of its officers) under or in connection with this Agreement or in any certificate, report, schedule or notice delivered pursuant hereto to be true and correct when made or deemed made. The provisions of this indemnity shall run directly to, and be enforceable by, an injured party and shall survive the termination of this Agreement.

SECTION 5.03. No Third Party Beneficiaries. This Agreement will not confer any rights or remedies upon any Person other than the parties hereto, the Trustee, the Collateral Agent and their respective successors and permitted assigns.

SECTION 5.04. Entire Agreement. This Agreement and the other agreements specifically referenced herein constitute the entire agreement among the parties hereto and supersede any prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they related in any way to the subject matter hereof.

SECTION 5.05. Succession and Assignment. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Under the Indenture, HVF will assign its rights under this Agreement to the Trustee (for the benefit of the holders of the Notes); the parties hereto may not otherwise assign either this Agreement or any of their respective rights, interest, or obligations hereunder without the prior written approval of the other parties and the satisfaction of the Rating Agency Condition with respect to each Series of Notes Outstanding.

SECTION 5.06. Counterparts. This Agreement may be executed in separate counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

SECTION 5.07. Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

SECTION 5.08. Notices. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request demand, claim, or other communication hereunder will be deemed duly given if (and then two Business Days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Hertz, HFC or HVF:
225 Brae Boulevard
Park Ridge, NJ 07656
Attention:  Treasury Department
Telephone no. (201) 307-2000
Facsimile no. (201) 307-2746

If to the Trustee:

BNY Midwest Trust Company
2 North LaSalle Street, Suite 1020
Chicago, IL  60602
Attention:  Corporate Trust Administration — Structured Finance
Telephone no. (312) 827-8569
Facsimile no. (312) 827-8562

If to the Collateral Agent:

BNY Midwest Trust Company
2 North LaSalle Street, Suite 1020
Chicago, IL  60602
Attention:   Corporate Trust Administration — Structured Finance
Telephone no. (312) 827-8569
Facsimile no. (312) 827-8562

Any party hereto may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient. Any party hereto may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein as set forth.

SECTION 5.09. Governing Law. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF NEW YORK.

SECTION 5.10. Amendments and Waivers. No amendment of any provision of this Agreement will be valid unless the same will be in writing and signed by each of the parties hereto and the Rating Agency Condition with respect to each Series of Notes Outstanding shall have been satisfied with respect thereto. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

SECTION 5.11. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

SECTION 5.12. Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party.

SECTION 5.13. Nonpetition Covenants. Each of Hertz and HFC hereby covenants and agrees that, prior to the date which is one year and one day after the payment in full of all of the Notes, it will not institute against, or join any other Person in instituting against, HVF or the Intermediary any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other similar proceeding under the laws of the United States or any state of the United States. The provisions of this Section 5.13 shall survive the termination of this Agreement.

SECTION 5.14. Master Exchange Agreement. The parties to this Agreement acknowledge and agree that any action to be taken by HVF pursuant to this Agreement (including, but not limited to, the payment or receipt of any amounts) may be taken by the Intermediary to the extent provided for in the Master Exchange Agreement. Servicer agrees, to the extent requested by HVF, to cooperate with HVF in effecting any such actions pursuant to, and in accordance with, the terms of the Master Exchange Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

THE HERTZ CORPORATION

By:	/s/ Robert H. Rillings
Name:	Robert H. Rillings
Title:	Treasurer

HERTZ FUNDING CORP.

By:	/s/ Robert H. Rillings
Name:	Robert H. Rillings
Title:	Vice President & Treasurer

HERTZ VEHICLE FINANCING LLC

By:	/s/ Robert H. Rillings
Name:	Robert H. Rillings
Title:	Vice President & Treasurer